                                               Filed pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-68556
PROSPECTUS

                                 $300,000,000

                            COR THERAPEUTICS, INC.

               4.50% Convertible Senior Notes due June 15, 2006 and Shares of Common Stock Issuable Upon Conversion of the Notes

                               ----------------

   This prospectus covers resales by selling security holders of our 4.50% convertible senior notes due June 15, 2006 and shares of our common stock into which the notes are convertible.

   Our 4.50% convertible senior notes have the following provisions:

     Interest Payments:                   June 15 and December 15 of each year

     Conversion Rate:                     24.9389 shares per $1,000 principal
                                          amount

     Redemption Options:                  . by us after June 15, 2004

                                          . by noteholders upon a change in
                                            control

   The notes are senior, unsecured obligations that are senior to our 5.00% convertible subordinated notes due March 1, 2007 and that rank equally with our existing and future unsecured and unsubordinated indebtedness. See "Description of the Notes--Ranking."

   Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market.

   Our common stock trades on the Nasdaq National Market under the symbol "CORR." The last reported sale price on September 20, 2001 was $22.46 per share.

   See "Risk Factors" beginning on page 6 of this prospectus to read about factors you should consider before purchasing the notes or our common stock.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

September 21, 2001

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
   Summary.................................................................   3
   Risk Factors............................................................   6
   Ratio of Earnings to Fixed Charges......................................  13
   Cautionary Note Regarding Forward-Looking Statements....................  13
   Where You Can Find More Information About Us and this Offering..........  13
   Use of Proceeds.........................................................  14
   Description of the Notes................................................  15
   Material United States Federal Income Tax Considerations................  26
   Selling Security Holders................................................  33
   Plan of Distribution....................................................  36
   Legal Matters...........................................................  37
   Experts.................................................................  37

                               ----------------

   INTEGRILIN(R) is a registered trademark of our company. This prospectus also includes trademarks and service marks of other companies.

                                    SUMMARY

   This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all the information you should consider before investing in our securities. You should read the entire prospectus, including incorporated documents, carefully.

                                  Our Business

   COR Therapeutics, Inc. is dedicated to the discovery, development and marketing of novel therapeutic products to establish new standards of care for treating and preventing acute and chronic cardiovascular diseases. We market INTEGRILIN(R) (eptifibatide) Injection, our approved drug, to treat patients with acute cardiovascular disease. We are also developing a portfolio of product candidates to treat and prevent a broad range of acute and chronic cardiovascular and other conditions.

   INTEGRILIN is our first product taken from discovery to commercialization. In May 1998, the United States Food and Drug Administration approved INTEGRILIN to treat patients who undergo a procedure known as angioplasty to open blood vessels. The FDA has also approved INTEGRILIN to treat patients with intermittent chest pains known as unstable angina and patients suffering from a type of heart attack known as non-Q-wave myocardial infarction, whether the doctor intends to treat these patients with medicines alone or with a subsequent angioplasty. INTEGRILIN is the only drug in its class that the FDA has approved for use in all these indications.

   We launched INTEGRILIN in the United States with Schering-Plough Ltd. and Schering Corporation, which we refer to together as "Schering." COR and Schering co-promote INTEGRILIN in the United States and share any profits or losses. INTEGRILIN also has received regulatory approval for various cardiovascular indications in the European Union and a number of other countries. We have exclusively licensed to Schering the right to market INTEGRILIN outside the United States, and Schering pays us royalties based on sales of INTEGRILIN outside the United States.

   In January 2001, we, Schering and Genentech, Inc., entered into an agreement to co-promote INTEGRILIN with Genentech's fibrinolytic, or clot-dissolving drugs, TNKase(TM) (tenecteplase) and Activase(R) (alteplase, recombinant) across the United States. We, Schering and Genentech have also agreed to an exclusive clinical collaboration for any future large-scale clinical trials that combine a fibrinolytic with drugs in the same class as INTEGRILIN.

   In addition to our commercial activities, we continue to pursue a wide array of research and development programs. We believe these programs have therapeutic potential for a variety of indications including acute coronary syndromes, stroke, restenosis, cancer and venous and arterial thrombosis.

   We were incorporated under the laws of Delaware in 1988. Our headquarters are located at 256 East Grand Avenue, South San Francisco, California 94080, and our telephone number is (650) 244-6800.

                                   The Notes

Interest......................  We will pay interest on the notes on June 15 and December 15 of each year, commencing
                                December 15, 2001.

Conversion....................  You may convert the notes into shares of our common stock at any time before the notes mature unless we have redeemed or repurchased the notes. The conversion rate is 24.9389 shares of common stock per $1,000 principal amount of notes. This is equivalent to a conversion price of $40.10 per share. We will adjust the conversion rate each time we take various corporate actions specified in the indenture governing the notes. See "Description of the Notes--Conversion Rights."

Ranking.......................  The notes are senior unsecured obligations that are senior to our 5% convertible subordinated notes due 2007 and that rank equally with our existing and future unsecured and unsubordinated indebtedness. As a result, the notes effectively rank junior to approximately $1.8 million in capital lease obligations outstanding as of the date of this prospectus. We currently have $300 million of subordinated indebtedness outstanding. The indenture governing the notes will not restrict COR from incurring additional senior or other indebtedness and other liabilities. See "Description of the Notes--Ranking."

Global Notes; Book Entry
System........................  We issued the notes in fully registered form without interest coupons and in minimum
                                denominations of $1,000. We have deposited global notes with the trustee for the notes, as custodian for The Depository Trust Company, which we refer to as DTC. DTC and its participants maintain records that show beneficial interests in the notes, and those interests can be transferred only through those records. See "Description of the Notes--What You Should Know About How the Notes are Held."

Optional Redemption by Us.....  We may redeem all or a portion of the notes, at our option, on or after June 15, 2004. See
                                "Description of the Notes--Optional
                                Redemption."

Repurchase at Option of
Holders Upon a Change in
Control.......................  Upon a change in control of COR, you will have the right, subject to certain conditions and restrictions, to require us to repurchase your notes, in whole or in part, at 100% of their principal amount, plus accrued and unpaid interest to the repurchase date. We may pay the repurchase price either in cash or, if we satisfy the conditions set forth in the indenture, in shares of common stock. If we pay the repurchase price in common stock, the common stock will be valued at 95% of the average closing sales prices of the common stock for the five trading days preceding and including the third trading day prior to the repurchase date. See "Description of the Notes--Repurchase at Option of Holders Upon a Change in Control."

Events of Default.............  The following are events of default under the indenture for the notes:

                                   . we fail to pay the principal of or any
                                     premium on any note when due;

                                   . we fail to pay any interest on any note
                                     when due and that non-payment continues
                                     for 30 days;

                                   . we fail to provide the notice that we are
                                     required to give upon a change in
                                     control;

                                   . we fail to perform any other covenant in
                                     the indenture and that failure continues for a period of 60 days after written notice to us;

                                   . we fail to pay some types of indebtedness
                                     that become due for money borrowed by us or any subsidiary that is in excess of $10 million; and

                                   . events of bankruptcy, insolvency or
                                     reorganization specified in the
                                     indenture.

                                See "Description of the Notes--Events of Default."

Governing Law.................  The laws of the State of New York govern the indenture and the notes.

                                  RISK FACTORS

   Our business faces significant risks. You should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus, before purchasing our securities. These risks may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial also may impair our business. You could lose all or part of your investment if any of the following risks actually occurs.

Risks related to our drug development and commercialization activities

If INTEGRILIN does not achieve commercial success, we will not be able to generate the revenues necessary to support our business.

   Our business depends on the commercial success of INTEGRILIN, which has been on the market in the United States since June 1998. Marketing outside the United States commenced in mid-1999, and INTEGRILIN has not yet achieved acceptance in foreign markets. Although sales of INTEGRILIN have increased since its launch, if they fail to continue to increase over current levels, we may not achieve sustained profitability, and we will be forced to scale back our operations and research and development programs.

We may not be able to compete effectively in the cardiovascular disease market.

   Due to the incidence and severity of cardiovascular diseases, the market for therapeutic products that address these diseases is large, and competition is intense and expected to increase. Our most significant competitors are major pharmaceutical companies and more established biotechnology companies. The two products that compete with INTEGRILIN are ReoPro(R), which is produced by Johnson & Johnson and sold by Johnson & Johnson and Eli Lilly & Co., and Aggrastat(R), which is produced and sold by Merck & Co., Inc. Our competitors operate large, well-funded cardiovascular research and development programs and have significant expertise in manufacturing, testing, regulatory matters and marketing. We also must compete with academic institutions, governmental agencies, and other public and private research organizations that conduct research in the cardiovascular field, seek patent protection for their discoveries and establish collaborative arrangements for product and clinical development and marketing.

We may not be able to obtain the regulatory approvals necessary to market new products and to market INTEGRILIN for additional therapeutic uses.

   We must satisfy stringent governmental regulations in order to develop, commercialize and market our products. INTEGRILIN is the only product we have submitted to the FDA for approval for commercial sale, and it has been approved for a specific set of therapeutic uses. To grow our business, we may need to obtain regulatory approval to be able to promote INTEGRILIN for additional therapeutic uses and to commercialize new product candidates. A company cannot market a pharmaceutical product in the United States until it has completed rigorous pre-clinical testing and clinical trials of the product and an extensive regulatory clearance process that the FDA implements. It typically takes many years to satisfy regulatory requirements, depending upon the type, complexity and novelty of the product. The process is very expensive. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

   Before we can receive FDA clearance to market a product, we must demonstrate that the product is safe and effective for the patient population that will be treated. Preclinical and clinical data are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. In addition, we may encounter delays or rejections from additional government regulation, from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us. If a product receives regulatory clearance, its marketing will be limited to those disease states and conditions for which clinical trials demonstrate that the product is safe and effective. Any compound we develop may not prove to be safe and effective in clinical trials and may fail to meet all of the regulatory requirements needed to receive marketing clearance.

   Outside the United States, our ability to market a product depends on our receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above. Schering has applied for an expanded marketing authorization for INTEGRILIN in the European Union. A payment from Schering to us is due upon approval of the expanded marketing authorization. The timing of any approval, and any related payment, is uncertain. If Schering is unable to obtain approval for the expanded marketing authorization, continued commercialization of INTEGRILIN in the European Union will be impaired and we will not receive the related payment from Schering or be able to record the anticipated revenue. Our public guidance regarding our results of operations for the year ending December 31, 2001 includes this anticipated revenue.

We depend on our collaborative relationship with Schering to market and sell INTEGRILIN, and our business will suffer if Schering fails to perform under the collaboration.

   Our strategy is to work with collaborative partners to develop product candidates and commercialize products. Generally, collaborations with established pharmaceutical companies provide funding for product development and the benefit of an established sales and marketing organization. In particular, our ability to successfully commercialize INTEGRILIN depends on our collaboration with Schering. Under this collaboration, Schering has agreed to:

  . co-market INTEGRILIN with us in the United States and market the product as our exclusive licensee outside the United States;

  . share profits and losses in the United States and pay royalties to us on sales of INTEGRILIN outside the United States;

  . provide manufacturing and manufacturing support services;

  . design and conduct advanced clinical trials;

  . fund promotional activities with us; and

  . pay us fees upon achievement of certain milestones.

   Schering's performance under the collaboration is outside our control. If Schering fails to perform its obligations diligently and in a timely manner, commercialization of INTEGRILIN will be impaired and our business may not be profitable.

If we do not establish additional collaborative relationships, our ability to develop and commercialize new products will be impaired.

   In addition to INTEGRILIN, we have various product candidates in pre-clinical and clinical trials and other product candidates in various stages of research and development. We are a party to numerous research agreements related to these product candidates, most of which do not contemplate taking a product candidate through development and commercialization. We will need to enter into additional collaborations to develop and commercialize these and additional product candidates. We face significant competition in seeking appropriate collaborative partners. Negotiating these arrangements is complex and time consuming. If we are successful in establishing a collaboration, the collaboration may not be successful. If we fail to establish collaborative partnerships for our product candidates, we may have to terminate, delay or cut back development programs.

If our clinical trials are unsuccessful, or if they experience significant delays, our ability to commercialize products will be impaired.

   We must provide the FDA and foreign regulatory authorities with pre-clinical and clinical data that demonstrate that our products are safe and effective before they can be approved for commercial sale. Clinical development, including pre-clinical testing, is a long, expensive and uncertain process. It may take us several years to complete our testing, and failure can occur at any stage of testing. Interim results of pre-clinical or clinical studies do not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies. Any pre-clinical or clinical test may fail to produce results satisfactory to the FDA. Pre-clinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results from a pre-clinical study or clinical trial or adverse medical events during a clinical trial could cause a pre-clinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful.

   We may not complete our planned pre-clinical or clinical trials on schedule or at all. In addition, due to the substantial demand for clinical trial sites in the cardiovascular area, we may have difficulty obtaining a sufficient number of appropriate patients or clinician support to conduct our clinical trials as planned. If so, we may have to expend substantial additional funds to obtain access to resources or delay or modify our plans significantly. Our product development costs will increase if we have delays in testing or approvals. Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our product or potential products. Even if regulators approve a product for marketing, it may not be commercially successful.

If our manufacturers fail to deliver sufficient quantities of INTEGRILIN or product candidates on schedule, we may be unable to meet demand for INTEGRILIN and may experience delays in product development.

   We have no manufacturing facilities and, accordingly, rely on third parties and Schering for clinical and commercial production of INTEGRILIN and for clinical production of product candidates. We have only two manufacturers producing bulk product, and two manufacturers, one of which is Schering, performing packaging of INTEGRILIN. We have additional manufacturers producing product candidates for clinical trials. We rely on our contract manufacturers to deliver INTEGRILIN and product candidates that have been manufactured in accordance with Current Good Manufacturing Practices and other applicable regulations.

   If the third-party manufacturers or suppliers were to cease production or otherwise fail to supply us, or if we were unable to renew our manufacturing contracts or contract for additional manufacturing services on acceptable terms, or if Schering and our other contract manufacturers were to fail to adhere to Current Good Manufacturing Practices, our ability to produce INTEGRILIN and to conduct pre-clinical testing and clinical trials of product candidates would be impaired. If we do not have adequate supplies of INTEGRILIN to meet market demand, we may lose potential revenues, and the healthcare community may turn to competing products. If we cannot obtain adequate supplies of product candidates for pre-clinical and clinical trials, regulatory approval and development of product candidates may be delayed.

Our ability to commercialize cromafiban may be diminished if the ongoing clinical study of roxifiban is unsuccessful.

   Previous clinical trials of oral GP IIb-IIIa inhibitors developed by other pharmaceutical companies have thus far failed to demonstrate the safety and efficacy of drugs in this class. DuPont Pharmaceuticals is conducting an ongoing Phase III clinical trial of the oral GP IIb-IIIa inhibitor, roxifiban. New patient enrollment for the trial has been deferred while DuPont effects changes to the trial design and protocol. If the roxifiban trial is unsuccessful, we may be unwilling to pursue development of our oral GP IIb-IIIa inhibitor, cromafiban. Even if we were willing to continue to develop cromafiban after an unsuccessful roxifiban trial, we may not be able to secure development partners for the drug, obtain regulatory approval for continued clinical studies or to enroll patients in such studies.

Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement from third party payors.

   Healthcare insurers, including the United States Health Care Financing Administration, managed care providers, private health insurers and other organizations set aggregate dollar amounts that they will reimburse to hospitals for the medicines and care the hospitals administer to treat particular conditions. These insurers adjust the amounts periodically, and could lower the amount that they will reimburse hospitals to treat the conditions for which the FDA has approved INTEGRILIN. If they do, pricing levels or sales volumes of INTEGRILIN may decrease and cause a reduction in sales and a loss of potential revenues. In foreign markets a number of different governmental and private entities determine the level at which hospitals will be reimbursed for administering INTEGRILIN to insured patients. If these levels are set, or reset, too low, it may not be possible to sell INTEGRILIN at a profit in these markets. Each of our product candidates, if approved for marketing, will face the same risk.

If we are unable to protect our patents and proprietary rights, we may not be able to compete successfully.

   We rely on patent and trade secret protection for significant new technologies, products and processes because of the long development time, uncertainty and high cost associated with bringing a new product to the marketplace. Our success will depend in part on our ability to obtain and enforce patent protection for our technology both in the United States and other countries. While we are seeking and/or maintaining patents for INTEGRILIN and our product candidates, patents may not be issued, and issued patents may afford limited or no protection.

   We may be required to obtain licenses to patents or other proprietary rights from third parties. Licenses required under any patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain required licenses, we may encounter delays in product development while attempting to redesign products or methods or we could find the development, manufacture or sale of such products requiring licenses to be foreclosed. Further, we could incur substantial costs in defending any patent litigation brought against us or in asserting our patent rights, including those rights licensed to us by others.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities.

   The testing, marketing and sale of human pharmaceutical products expose us to significant and unpredictable risks of product liability claims in the event that the use of our technology or products is alleged to have resulted in adverse effects. Our products are administered to patients with serious cardiovascular disease who have a high incidence of mortality. A successful product liability suit against us could impair our financial condition and force us to limit commercialization of products.

If we do not attract and retain key employees and consultants, our business could be impaired.

   We are highly dependent on the principal members of our scientific and management staff. In addition, we rely on consultants to assist us in formulating our research and development strategy. Attracting and retaining qualified personnel is critical to our success. Competition for scientific and managerial personnel is particularly intense in the San Francisco Bay Area where we, together with numerous other life sciences companies, universities and research institutions, maintain our operations. Failure to continue to attract these individuals, or the loss of key personnel, could impair the progress of our programs.

Risks related to our finances

We have a history of annual operating losses and are uncertain of future profitability.

   Historically, our expenses have exceeded our revenues. As of June 30, 2001, we had an accumulated deficit of approximately $231,433,000. The extent of future losses and timing of future profitability are uncertain, even taking into account our share of revenues from sales of INTEGRILIN. We continue to incur significant expenses for research and development and to develop, train, maintain and manage our sales force, and these expenses have exceeded our share of INTEGRILIN product revenues. We may never achieve ongoing profitability.

If we should need additional funds beyond our existing capital resources and fail to obtain them, we will be unable to successfully develop and commercialize products.

   We may require significant additional funds beyond our existing capital resources to market INTEGRILIN and conduct the costly and time-consuming research, pre-clinical testing and clinical trials necessary to develop and optimize our technology and potential products, to establish manufacturing, marketing and sales capabilities for product candidates and to bring any such products to market. We may raise these funds through public or private equity offerings, debt financings or additional corporate collaborations and licensing arrangements. We may find that additional funding may not be available to us when we need it, on acceptable terms or at all.

   If we raise capital by issuing equity securities, our stockholders may experience dilution. To the extent we raise additional funds through collaborative arrangements, we may be required to relinquish some rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If we are unable to obtain adequate funding when needed, commercialization of INTEGRILIN may be impaired, and we may be required to curtail one or more development programs.

Our indebtedness and debt service obligations may adversely affect our cash flow.

   At August 31, 2001, we had $601,781,000 of outstanding debt, including primarily our convertible senior and subordinated notes. During each of the last five years, our earnings were insufficient to cover our fixed charges. Although our earnings were sufficient to cover our fixed charges for the six months ended June 30, 2001, they may not continue to be in the future. See "Ratio of Earnings to Fixed Charges." During each of the next three years, our debt service obligations on the notes being offered and our debt service obligations on our convertible subordinated notes will total approximately $28,500,000 in interest payments. If we are unable to generate sufficient cash to meet these obligations and have to use existing cash or investments, we may have to delay or curtail research and development programs.

   We intend to fulfill our debt service obligations both from cash generated by our operations and from our existing cash and investments. We may add additional lease lines to finance capital expenditures and may obtain additional long-term debt and lines of credit.

   Our indebtedness could have significant additional negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  . limiting our ability to obtain additional financing;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  . placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

Risks related to an investment in the notes and our common stock

Some of our existing obligations are secured and effectively rank senior to the notes.

   The notes are intended to be senior unsecured indebtedness and rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness. As a result, the notes effectively rank junior in right of payment to approximately $1.8 million of capital lease obligations outstanding as of the date of this prospectus, to the extent of the security for those obligations, but rank senior to $300 million of outstanding 5% convertible subordinated notes due 2007. In the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes, payment on the notes could be less, ratably, than on our secured indebtedness and more, ratably, than on our subordinated indebtedness. Depending upon the circumstances, we may not have sufficient assets remaining to pay amounts due on the notes then outstanding.

   The indenture governing the notes does not prohibit or limit us from incurring additional indebtedness and other liabilities, or from pledging assets to secure such indebtedness and liabilities. The incurrence of additional indebtedness, and in particular the granting of a security interest to secure that indebtedness, could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we will incur additional indebtedness in the future. See "Description of Notes--Ranking."

Because the notes are not listed on an exchange or on Nasdaq, it is unlikely a market will develop for them so you should be prepared to hold them to maturity.

   There is no public market for the notes, which may significantly limit:

  . the liquidity of any market that may develop;

  . your ability to sell your notes; and

  . the price you will be able to sell your notes.

   If a market were to develop, the notes could trade at prices that may be higher or lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market, so you should be prepared to hold the notes to maturity unless you convert them.

   Goldman Sachs & Co., Robertson Stephens, Inc., Credit Suisse First Boston Corporation, CIBC World Markets Corp. and Needham & Company, Inc. have advised us that they intend to make a market in the notes. They are not obligated, however, to make a market for the notes, and may discontinue market-making activities at any time at their sole discretion.

Our common stock price is volatile, and an investment in our securities could suffer a decline in value.

   Our stock price has been highly volatile and may continue to be highly volatile in the future. Our stock price depends on a number of factors, some of which are beyond our control, which could cause the market price of our common stock to fluctuate substantially. These factors include:

  . fluctuations in our financial and operating results;

  . whether our financial results are consistent with securities analysts' expectations;

  . the results of our pre-clinical and clinical trials and other companies' clinical trials of products and product candidates in the same class as our products and product candidates;

  . announcements of technological innovations or new commercial products by us or our competitors;

  . developments concerning proprietary rights; and

  . publicity regarding actual or potential performance of products under development by us or our competitors.

   In the past, stockholders have filed securities class action lawsuits against companies after the market price of the company's stock has fallen precipitously. Such a lawsuit could cause us to incur significant defense costs and divert management's attention and other resources. Any adverse determination could subject us to significant liabilities.

   In addition, the stock market in general has from time to time and, in particular, recently experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock. Moreover, during periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies' operating performance. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole, and you could lose a part of your investment.

   Because our convertible senior notes and convertible subordinated notes are convertible into shares of our common stock, their value may be affected by these factors as well.

If a change in control were to occur, we may not have sufficient funds to pay the redemption price for all the notes tendered.

   If there is a change in control of our company, you may require us to redeem some or all of your notes. Although the indenture allows us in certain circumstances to pay the redemption price in shares of our common stock, if a change in control were to occur, we may not have sufficient funds to pay the redemption price for all the notes tendered by you and other holders. There is no sinking fund for the notes. The requirement that we offer to repurchase the notes upon a change in control does not apply to all possible transactions in which control of COR could change. See "Description of the Notes--Repurchase at Option of Holders Upon a Change in Control".

   Any future credit agreements or other agreements relating to other indebtedness, including other senior debt, to which we become a party may contain restrictions or prohibitions on our redeeming the notes while that indebtedness is outstanding. If a change in control occurs at a time when we are prohibited from purchasing or redeeming the notes, we could seek the consent of lenders to the purchase of the notes or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain a consent or repay these borrowings, we would remain prohibited from purchasing or redeeming the notes. Our failure to redeem the notes would constitute an event of default under the indenture under which we issued the notes, which might constitute a default under the terms of other indebtedness that we may enter into from time to time. In these circumstances, the shortfall between cash available and total amounts then due and payable would likely restrict payments to you.

Anti-takeover provisions in our charter documents and under Delaware law may make it more difficult to acquire us, even though an acquisition may be beneficial to our stockholders.

   Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

  . authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt; and

  . limit who may call a special meeting of stockholders; and

  . require a vote of 2/3 of our voting stock to approve any business combination with a holder of 15% or more of our voting stock, or any person affiliated with a person who is or was a holder of 15% or more of our voting stock, unless procedural and minimum price requirements are met.

   In January 1995, our board of directors adopted a preferred share purchase rights plan, commonly known as a "poison pill." The provisions described above, our preferred share purchase rights plan and provisions of the Delaware General Corporation Law relating to business combinations with interested stockholders may discourage, delay or prevent a third party from acquiring us, even if our stockholders might receive a premium for their shares in the acquisition over then current market prices.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges for each of the last five years and for the six months ended June 30, 2001:

                                                                   Six months
                                        Year ended December 31,  ended June 30,
                                        ------------------------ --------------
                                        1996 1997 1998 1999 2000      2001
                                        ---- ---- ---- ---- ---- --------------
Ratio of earnings to fixed charges..... (1)  (1)  (1)  (1)  (1)       1.05

--------
(1) Earnings were insufficient to cover fixed charges by $36.5, $33.5, $27.6, $26.1 and $16.7 million for the years ended December 31, 1996, 1997, 1998, 1999 and 2000, respectively.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue," or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption "Risk Factors" and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.

         WHERE YOU CAN FIND MORE INFORMATION ABOUT US AND THIS OFFERING

   We have filed with the Securities and Exchange Commission a registration statement on Form S-3 to register the notes and the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

   The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1. Our Annual Report on Form 10-K for the fiscal year ended December 31,
     2000;

  2. Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, and June 30, 2001;

  3. Our Current Reports on Form 8-K, dated June 4, and June 7, 2001; and

  4. The description of our common stock contained in our Registration Statement on Form 8-A filed on May 17, 1991.

   You may request a copy of these filings, at no cost to you, by writing or telephoning us at: COR Therapeutics, Inc., 256 East Grand Avenue, South San Francisco, California, 94080, Telephone (650) 244-6800.

   Our common stock is quoted on the Nasdaq National Market under the symbol "CORR." You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                               ----------------

   WE HAVE AUTHORIZED NO ONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS THAT ARE NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE THEREIN. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.

   THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY NOTES OR SHARES OF COMMON STOCK IN ANY JURISDICTION WHERE IT IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the notes or the shares of common stock offered hereby. See "Selling Security Holders."

                            DESCRIPTION OF THE NOTES

   We issued the notes under a document called the "indenture." The indenture is a contract between us and Firstar Bank, N.A., who is serving as trustee. New York law governs both the indenture and the notes.

   The following description of the terms of the indenture is a summary. It summarizes only those portions of the indenture we believe are most important to your decision to invest in the notes. This section does not describe every aspect of the notes. The indenture, and not this summary, defines your rights as a holder of the notes. There may be other provisions in the indenture that are also important to you. You should read the indenture for a full description of the terms of the notes. We will provide a copy, at no charge, if you contact us. The indenture is also an exhibit to our quarterly report on Form 10-Q for the quarter ended June 30, 2001, which is incorporated by reference in this prospectus. In this section, references to "COR" or "we" or "us" refer solely to COR Therapeutics, Inc. and not any future subsidiaries.

General

   The notes:

  . are senior, unsecured and unsubordinated obligations of COR;

  . bear an interest rate of 4.50% per year, payable on June 15 and December
    15 of each year, to record holders of the notes as of the preceding June 1 or December 1;

  . mature on June 15, 2006;

  . are limited to $300 million aggregate principal amount.

   The first interest payment on the notes is due December 15, 2001. Interest payable per $1,000 principal amount of the notes for the period from June 11, 2001 to December 15, 2001 will be $23.13.

   You may convert the notes into shares of common stock initially at the conversion rate of 24.9389 shares per $1,000 principal amount at any time before the close of business on June 15, 2006, unless we have previously redeemed or repurchased the notes. The conversion rate may be adjusted as described below.

   We may redeem the notes at our option, in whole or in part, at any time on or after June 15, 2004 at the redemption prices set forth below under "-- Optional Redemption," plus accrued and unpaid interest to the redemption date. If there is a change in control of COR, you may have the right to require us to repurchase your notes as described below under "--Repurchase at Option of Holders upon a Change in Control."

What You Should Know about How the Notes are Held

   We issued the notes:

  . only in fully registered form;

  . without interest coupons; and

  . in denominations of $1,000 and greater multiples.

   The notes are evidenced by one or more global notes that we deposited with the trustee as custodian for DTC. DTC is the depository for the global notes which are registered in the name of Cede & Co., as nominee of DTC. The global notes and any notes issued in exchange for the global notes are subject to restrictions on transfer and bear legends regarding those restrictions. Except as set forth below, record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   The global notes will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

  . DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global notes; or

  . an event of default with respect to the notes represented by the global notes has occurred and is continuing.

   In those circumstances, DTC will determine in whose names any securities issued in exchange for the global notes will be registered.

   DTC or its nominee will be considered the sole owner and holder of the global notes for all purposes, and as a result:

  . you cannot receive notes registered in your name if they are represented by the global notes;

  . you cannot receive certificated, or physical, notes in exchange for your beneficial interest in the global notes;

  . you will not be considered to be the owner or holder of the global notes or any note they represent for any purpose; and

  .  all payments on the global notes will be made to DTC or its nominee.

   The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global notes to these types of purchasers.

   Only institutions (such as a securities broker or dealer) that have accounts with DTC or its nominee, called "participants," and persons that may hold beneficial interests through participants, can own a beneficial interest in the global notes. The only place where the ownership of beneficial interests in the global notes appears, and the only way the transfer of those interests can be made, is on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

   Secondary trading in bonds and notes of corporate issuers is generally settled in clearing-house, or next-day funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

   We are obligated to make cash payments of interest on, and principal of, and the redemption or repurchase price of, the global notes, as well as any payment of liquidated damages, to Cede, the nominee for DTC, as the registered owner of the global notes. We are obligated to make these payments by wire transfer of immediately available funds on each payment date.

   DTC has informed us that, with respect to any cash payment of interest on, principal of, or the redemption or repurchase price of, the global notes, as well as any payment of liquidated damages, DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global notes as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global notes held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

   We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

   We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

   Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global notes to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions with respect to that interest, may be affected by the lack of a physical certificate evidencing its interest.

   DTC has advised us that it will take any action permitted to be taken by you, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only with respect to such portion of the principal amount of the notes represented by the global notes as to which such participant has, or participants have, given such direction.

   DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global notes. We and the trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global notes, including for payments made on the global notes, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records. During the time when the notes are evidenced by the global notes, where we refer in this prospectus to actions you may take as a holder of the notes we are referring to your taking such actions through the policies and procedures established by DTC.

Conversion Rights

   You may, at your option, convert any portion of the principal amount of a note that is an integral multiple of $1,000, into shares of common stock at any time prior to the close of business on June 15, 2006, unless the note has been previously redeemed or repurchased, at a conversion rate equal to 24.9389 shares per $1,000 principal amount of notes. This conversion rate is equivalent to a conversion price of $40.10 per share. The conversion rate is subject to adjustment as described below. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

   You can convert the note by delivering it at the corporate trust office of the trustee, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the trustee. In the case of a global note, DTC will effect the conversion upon notice from the holder of a beneficial interest in a global note in accordance with DTC's rules and procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered to the corporate trust office of the trustee. As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with cash payment in lieu of any fraction of a share. The trustee will send the certificates to the conversion agent for delivery to the holder of the note being converted. The shares of common stock issuable upon conversion of the notes will be fully paid and nonassessable and will also rank equally with other shares of our common stock outstanding from time to time.

   If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the preceding interest payment date to the date of conversion, except as described below. However, if you are a holder of a note on a regular record date, including a note surrendered for conversion after the regular record date, you will receive the interest payable on the note on the next succeeding interest payment date. Accordingly, any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on the interest payment date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the next succeeding interest payment date.

   No other payment or adjustment for interest, or for any dividends on our common stock, will be made upon conversion. If you receive common stock upon conversion of a note, you will not be entitled to receive any dividends payable to holders of common stock as of any record date that precedes the close of business on the conversion date. We will not issue fractional shares upon conversion of notes. Instead, we will pay an amount in cash based on the market price of the common stock at the close of business on the conversion date.

   If you deliver a note for conversion, you will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion. However, we are not required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver certificates representing shares of common stock unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that no such tax or duty is payable.

   The conversion rate is subject to adjustment if:

  (1) there is a dividend or other distribution payable in common stock on shares of our capital stock;

  (2) we issue to all holders of common stock rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price, calculated as described in the indenture, of our common stock;

  (3) we subdivide, reclassify or combine our common stock;

  (4) we distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

    . those dividends, rights, options, warrants and distributions referred to in paragraphs (1) and (2) above,

    .  dividends and distributions paid exclusively in cash, and

    .  distributions upon mergers or consolidations;

  (5) we make a distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in paragraph (4) above, or cash distributed upon a merger or consolidation as discussed below) to all holders of our common stock if the aggregate amount of the distribution combined together with:

    . other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made, and

    . any cash and the fair market value of other consideration payable in respect of any tender offer by us or any subsidiary for our common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of our market capitalization being the product of the current market price per share of our common stock on the record date for such distribution and the number of shares of common stock then outstanding; or

  (6) the successful completion of a tender offer by us or any of our subsidiaries for our common stock which involves aggregate consideration that, together with:

    . any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made, and

    . the aggregate amount of any such all-cash distributions referred to in paragraph (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

   We reserve the right to make such increases in the conversion rate in addition to those required by the provisions described above that we may consider to be advisable so that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable, or so that we may diminish any income tax liabilities, to the recipients. No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to you of any adjustments.

   If we merge or consolidate with another person or sell or transfer all or substantially all of our assets, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the note was convertible immediately prior to the merger, consolidation or sale. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

   We may, from time to time, increase the conversion rate by any amount for any period of at least 20 days if our Board of Directors has determined that such increase would be in our best interests. If our Board of Directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. No such increase shall be taken into account for purposes of determining whether the closing price of the common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a change in control.

   If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, for example, distributions of evidences of indebtedness or assets of COR, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to the holders of notes. See "Material United States Federal Income Tax Consideration--U.S. Holders."

Ranking

   The notes rank pari passu in right of payment with all of our unsecured and unsubordinated indebtedness and are senior in right of payment to our outstanding 5% convertible subordinated notes due 2007 (the "2007 Notes"). The notes constitute "Designated Senior Debt" (as defined in the indenture governing the 2007 1Notes) with respect to the 2007 Notes. However, the notes are also effectively subordinated to any of our secured debt to the extent of the value of the assets securing such indebtedness.

   We do not currently have any subsidiaries. However, the notes will be "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of any future subsidiaries. This occurs because any right we have to receive any assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by us.

   The indenture does not limit our ability or the ability of any of our subsidiaries to incur indebtedness, including secured indebtedness.

Optional Redemption by Us

   On and after June 15, 2004, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on June 15 of the following years:

                                                                      Redemption
     Year                                                               Price
     ----                                                             ----------
     2004............................................................   101.8%
     2005............................................................   100.9%

and 100% of the principal amount on and after June 15, 2006. In each case we will also pay accrued and unpaid interest to the redemption date. The indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

   No "sinking fund" is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Repurchase at Option of Holders Upon a Change in Control

   If a change in control occurs, you will have the right, at your option, to require us to repurchase all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $5,000 or any greater integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to the repurchase date.

   At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock valued at 95% of the average of the closing sales prices of the common stock for the five trading days immediately preceding and including the third day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the indenture.

   Within 30 days after a change in control, we are obligated to give you notice of the change in control and the repurchase right arising as a result of the change in control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver, on or before the 30th day after the date of our notice, irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which that right is being exercised. We are required to make the repurchase on the date that is 45 days after the date of our notice.

   A change in control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

  (1) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires, directly or indirectly, beneficial ownership through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; however, any acquisition by us, any of our subsidiary or any of our employee benefit plan will not trigger this provision;

  (2) we consolidate with or merge with or into any other person or another person merges into us, except if the transaction satisfies any of the following:

    . the holders of our common stock immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after the transaction;

    . the transaction is a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock; and

    . the transaction is a merger effected only to change our jurisdiction of incorporation and it results in a reclassification, conversion or exchange of outstanding shares of our common stock only into shares of our common stock or another corporation; or

  (3) we convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person.

   However, a change in control will not be deemed to have occurred if the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days.

   For purposes of these provisions:

  .  the conversion price is equal to $1,000 divided by the conversion rate;

  . whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

  . "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

   Certain rules under the Exchange Act require the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with these rules to the extent they apply at that time.

   We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note that we so purchase may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered may not be reissued or resold and will be canceled promptly.

   The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

   The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

   Our ability to repurchase notes upon the occurrence a change in control is subject to important limitations. Some of the events constituting a change in control could cause an event of default under, or be prohibited or limited by, the terms of other debt instruments. As a result, unless we obtain a waiver, a repurchase of the notes could cause a default under such other debt instruments. Further, we can not assure you that we have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a change in control, an event of default under the indenture would occur. Any such default may, in turn, cause a default under other debt instruments, including the 2007 Notes.

Mergers and Sales of Assets by Us

   We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us, unless each of the following requirements is met:

  . the person formed by the consolidation or into or with which we merge or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State or the District of Columbia and, if other than us, shall expressly assume the due and punctual payment of the principal of, any premium, and interest on the notes and the performance of our other covenants under the indenture;

  . immediately after giving effect to that transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

  . an officer's certificate and legal opinion relating to these conditions is delivered to the trustee.

Events of Default

   The following will be events of default under the indenture:

  .  we fail to pay principal of or any premium on any note when due;

  . we fail to pay any interest on any note when due and that default continues for 30 days;

  . we fail to give the notice that we are required to give in the event of a change in control;

  . we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

  . we fail to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by us or any of our subsidiaries in excess of $10 million if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; and

  . events of bankruptcy, insolvency or reorganization specified in the indenture.

   Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to the provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

   If an event of default, other than an event of default arising from events of bankruptcy, insolvency or reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing, then the principal of, and accrued and unpaid interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee.

   Before you may take any action to institute any proceeding relating to the indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

  . you must have given the trustee written notice of a continuing event of default;

  . the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to take action because of the default and must have offered reasonable indemnification to the trustee against the cost, liabilities and expenses of taking such action; and

  . the trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

   These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note, or the repurchase price payable for a note, on or after the due dates for such payments or of the right to convert the note in accordance with the indenture.

   We will furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in performance.

Modification and Waiver

   The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

  .  change the stated maturity of the principal or interest of a note;

  .  reduce the principal amount, any premium or interest on any note;

  . change our obligation to pay liquidated damages in connection with our registration obligations described under "Registration Rights" below;

  . modify any of the provisions restricting us and our affiliates from reselling the notes or common stock issuable pursuant to the notes that we may acquire if they have the status of restricted securities;

  .  reduce the amount payable upon a redemption or mandatory repurchase;

  . modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

  .  change the place or currency of payment on a note;

  . impair the right to institute suit for the enforcement of any payment on any note;

  .  adversely affect the right to convert the notes;

  . modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

  . reduce the percentage of holders whose consent is needed to modify or amend the indenture;

  . reduce the percentage of holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain default; or

  . modify the provisions dealing with modification and waiver of the indenture.

   The holders of a majority in principal amount of the outstanding notes must consent to waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except a default in the payment of principal, any premium or interest on the notes, or default in respect of a covenant or provision requiring the consent of each holder as described above.

   Notes will not be considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

   We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to take any action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding notes on the record date and must be taken within 180 days following the record date or such other period as we may specify (or as the trustee may specify, if it set the record date). This period may be shortened or lengthened (but not beyond 180 days) from time to time.

Registration Rights

   When we issued the notes, we entered into a registration rights agreement and agreed to file the shelf registration statement of which this prospectus is a part. Under the registration rights agreement, we also agreed that we will, at our expense:

  . use our reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act by December 7, 2001, subject to our right to postpone having the shelf registration statement declared effective for an additional 90 days in limited circumstances; and

  . use our reasonable efforts to keep effective the shelf registration statement until two years after the date it is declared effective or, if earlier, until there are no outstanding registrable securities.

   We are permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with sales of registrable securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the Commission and other events. If the periods during which we suspend the use of the prospectus exceeds a total of 45 days in any 90-day period or a total of 90 days in any 365-day period the interest rate on the notes will be increased. We will provide to each holder of registrable securities copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take other actions required to permit public resales of the registrable securities.

   We may, upon written notice to all the holders of notes, postpone having the shelf registration statement declared effective for a reasonable period not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole.

   A holder who elects to sell any registrable securities pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus, may be required to deliver a prospectus to purchasers, may be subject to specific civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

   After the shelf registration statement becomes effective, we will, upon the request of any holder of registrable securities who has not previously returned a completed and signed notice and questionnaire, as promptly as reasonably practicable, send a notice and questionnaire to such holder. We will not be required to take any action to name such holder as a selling securityholder in the shelf registration statement until such holder has returned a completed and signed notice and questionnaire to us. After we receive the notice and questionnaire, we will as promptly as practicable include the registrable securities covered by the notice and questionnaire in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the registration rights agreement.

   We have agreed in the registration rights agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on the Nasdaq National Market. However, if the common stock is not then quoted on the Nasdaq National Market, we will use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then quoted or listed, upon effectiveness of the shelf registration statement.

   This summary of some provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which will be made available to beneficial owners of the notes upon request to us.

Notices

   We will give notice to holders of the notes by mail to the addresses of the holders as they appear in the security register. Notices will be deemed to have been given on the date of mailing.

Replacement of Notes

   We will replace, at your expense, notes that become mutilated, destroyed, stolen or lost upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at your expense before a replacement note will be issued.

The Trustee

   The trustee for the holders of notes issued under the indenture is Firstar Bank, N.A. If an event of default shall occur, and shall not be cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holders of notes, unless they shall have offered to the trustee reasonable security or indemnity.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following discusses the material U.S. federal income tax consequences to holders of the notes or our common stock into which the notes may be converted. This discussion is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your personal circumstances. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, applicable existing and proposed U.S. Treasury regulations, and judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to differing interpretation. Except as otherwise noted, this summary applies only to holders, as defined below, that hold the notes and our common stock into which the notes may be converted as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment). It does not address tax consequences applicable to those U.S. holders that may be subject to special tax rules, such as:

  . financial institutions,

  . regulated investment companies,

  . tax-exempt organizations,

  . expatriates,

  . persons subject to the alternative minimum tax provisions of the Internal
    Revenue Code,

  . pension funds,

  . insurance companies,

  . dealers in securities or foreign currencies,

  . persons that will hold notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction for tax purposes,

  . persons deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code,

  . persons who hold notes through a partnership or other pass through entity, or

  . persons that have a primary form of currency other than the U.S. dollar
    (except as disclosed below under "Non-U.S. Holders").

   We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME, GIFT AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

   For purposes of this discussion, the term U.S. holder means a beneficial owner of a note or common stock that is for U.S. federal income tax purposes,
(i) a citizen or resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S., (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have authority to control all of its substantial decisions, or (b) it was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. trust. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributed to its owners. A non-U.S. holder means a holder of a note or common stock that is not a U.S. holder for U.S. federal income tax purposes.

U.S. Holders

   The following is a summary of the material U.S. federal income tax consequences resulting from the ownership and disposition of the notes and common stock by U.S. holders.

Payment of Interest

   Any interest we pay on a note generally will be includable in the income of a U.S. holder as ordinary income at the time the interest is received or accrued, in accordance with each U.S. holder's method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Redemption of the Notes

   Except as set forth below under "Conversion of the Notes" and "Market Discount," upon the sale, exchange or redemption of a note (including the repurchase of a note for cash pursuant to the exercise of a repurchase right in the event of a Change in Control), a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and the U.S. holder's adjusted tax basis in that note. For these purposes, the amount realized on the sale, exchange or redemption of a note does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into account. A U.S. holder's adjusted tax basis in a note generally will be the U.S. dollar value of the purchase price of that note on the date of purchase increased by any market discount previously included in income by the holder and reduced by any amortized premium. Gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or redemption, the note was held for more than one year. In general, the maximum federal tax rate for noncorporate taxpayers on long-term capital gain is 20% with respect to capital assets (including the notes and common stock) and 18% if such capital assets are held for more than five years. Capital gain on assets having a holding period of one year or less at the time of their disposition is taxed as short-term capital gain at a current maximum federal rate of 39.1% in the hands of noncorporate taxpayers. For individual taxpayers, the deductibility of capital losses is subject to limitations. For corporate taxpayers, both capital gains and ordinary income are subject to a maximum regular federal tax rate of 35%.

Constructive Dividends on Notes

   The conversion price of the notes may adjust under certain circumstances.
Section 305 of the Internal Revenue Code treats as a distribution taxable as a dividend (to the extent of our current or accumulated earnings and profits) certain actual or constructive distributions of stock with respect to stock or convertible securities. Under applicable Treasury regulations, an adjustment of conversion price may, under certain circumstances, be treated as a constructive dividend to the extent it increases the proportional interest of a U.S. holder of a note in our fully diluted common stock, whether or not the holder ever converts the note into our common stock. Generally, a holder's tax basis in a note will be increased by the amount of any constructive dividend. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to U.S. holders of common stock.

Conversion of the Notes

   A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into our common stock (and a U.S. holder generally will not recognize any income, gain or loss upon the repurchase of a note, in the event of a Change in Control, for common stock pursuant to the exercise of such repurchase right), except with respect to cash received in lieu of a fractional share of common stock, except to the extent that the common stock issued upon conversion is treated as attributable to accrued interest on the note (which will be treated as interest for federal income tax purposes) and except with respect to market discount, as described below under "Market Discount." A U.S. holder's tax basis in the common stock received on conversion or repurchase of a note will be the same as that U.S. holder's adjusted tax basis in the note at the time of conversion or repurchase reduced by any basis allocable to a fractional share. The holding period for the common stock received on conversion or repurchase will generally include the holding period of the note converted or repurchased. However, a holder's tax basis in shares of common stock attributable to accrued interest generally will equal the amount of accrued interest included in income and the holding period will begin on the day following the date of conversion or repurchase.

   You should treat cash received in lieu of a fractional share of common stock upon conversion or repurchase as a payment in exchange for a fractional share of common stock. The receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash you received for the fractional share and your adjusted tax basis in the fractional share). The fair market value of the shares of common stock received which is attributable to accrued interest will be taxable as ordinary income.

Dividends on Common Stock

   If we make distributions on our common stock, those distributions will generally be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits as of the year of distribution, then as a tax-free return of capital to the extent of the U.S. holder's adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of that stock.

   In general, a dividend distribution to a corporate U.S. holder may qualify for the 70% dividends received deduction if the U.S. holder owns less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate U.S. holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction.

Sale of Common Stock

   Upon the sale or exchange of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) the U.S. holder's adjusted tax basis in the common stock. That capital gain or loss will be long-term if the U.S. holder's holding period is more than one year and will be short-term if the holding period is equal to or less than one year. In the case of certain noncorporate taxpayers, including individuals, long-term capital gains are taxed at a maximum federal rate of 20%, and 18% if such capital assets are held for more than five years, and short-term capital gains are taxed at a current maximum federal rate of 39.1%. A U.S. holder's basis and holding period in our common stock received upon conversion of a note are determined as discussed above under "Description of Notes--Conversion of the Notes." Corporate taxpayers are subject to a maximum regular federal tax rate of 35% on all capital gains and ordinary income.

Market Discount

   The resale of notes may be affected by the impact on a purchaser of the market discount provisions of the Internal Revenue Code. For this purpose, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition (other than at original issue) exceeds the U.S. holder's adjusted tax basis in the note. Subject to a limited exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of maturity or disposition, unless the U.S. holder elects to include accrued market discount in income over the life of the note.

   This election to include market discount in income over the life of the note, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. If an election is made, it will apply only to the note with respect to which it is made, and may not be revoked. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income over the life of the note may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when the holder disposes of the common stock.

Amortizable Premium

   A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium (referred to as Section 171 premium) from the purchase date to the note's maturity date under a constant-yield method that reflects semiannual compounding based on the note's payment period. Amortizable premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Backup Withholding and Information Reporting

   A U.S. holder of notes or common stock may be subject to backup withholding at a rate of 30.5% with respect to certain reportable payments, including interest payments, dividend payments and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if the U.S. holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect taxpayer identification number, (iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number furnished is the correct number and that the U.S. holder is not subject to backup withholding. A U.S. holder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability. Backup withholding will not apply, however, with respect to payments made to certain U.S. holders, including corporations and tax-exempt organizations, provided their exemption from backup withholding is properly established. We will report to U.S. holders of notes and common stock and to the IRS the amount of any reportable payments for each calendar year and the amount of tax withheld, if any, with respect to those payments.

Non-U.S. Holders

   The following discussion is a summary of the principal U.S. federal income and estate tax consequences resulting from the ownership of the notes or our common stock by non-U.S. holders.

Payment of Interest

   Generally, interest income of a non-U.S. holder that is not effectively connected with a U.S. trade or business will be subject to a withholding tax at a 30% rate (or lower rate specified by an applicable income tax treaty). However, interest income earned on the notes by a non-U.S. holder may qualify for an exemption, referred to as the portfolio interest exemption, and as a result should not be subject to U.S. federal income tax or withholding (subject to the discussion below of backup withholding). Interest we pay on the notes to a non-U.S. holder generally should qualify for the portfolio interest exemption if:

  (1) the interest is not effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder;

  (2) the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote;

  (3) the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership (for this purpose, the holder of notes would be deemed to own constructively the common stock into which it could be converted);

  (4) the non-U.S. holder, under penalty of perjury, certifies to us or our agent that it is not a U.S. person and provides its name and address (or otherwise satisfies the applicable identification requirements); and

  (5) the non-U.S. holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business.

   If a non-U.S. holder satisfies certain requirements, the certification described above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business.

   Recently revised Treasury regulations have modified the certification and identification requirements. These regulations now require foreign partnerships and certain foreign trusts to provide additional documentation which (i) certifies that the individual partners, beneficiaries, or owners of the partnership or trust are not U.S. holders, and (ii) provides the individual partners', beneficiaries' or owners' names and addresses.

   A non-U.S. holder that is not exempt from tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest, unless the interest is effectively connected with the conduct of a U.S. trade or business of the holder or a lower treaty rate applies and, in either case, the non-U.S. holder provides us with proper certification as to the holder's exemption from withholding. If the interest is effectively connected to the conduct of a U.S. trade or business, it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax, which is generally imposed at a 30% rate). Non-U.S. holders should consult applicable income tax treaties, which may provide different rules. Even though effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed IRS Form W-8ECI to us or to our agent.

Conversion of the Notes

   A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of our common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock on conversion, that cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock.

Constructive Dividends on Notes

   The conversion price of the notes may adjust in certain circumstances. An adjustment could potentially give rise to a deemed distribution to non-U.S. holders of the notes. See "--U.S. Holders--Constructive Dividends on Notes" above. In that case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "--Dividends" below.

Dividends

   Subject to the discussion below of backup withholding, dividends, if any, paid on our common stock to a non-U.S. holder generally will be subject to a 30% U.S. federal withholding tax, subject to reduction for non-U.S. holders eligible for the benefits of certain income tax treaties. Dividends for this purpose may include stock distributions treated as deemed dividends as discussed in "--U.S. Holders--Constructive Dividends on Notes" above. Under recently revised Treasury regulations, holders will be required to satisfy certain certification requirements to claim treaty benefits.

   Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder (and, if required by a tax treaty, is attributable to a permanent establishment maintained in the U.S.).

   If that non-U.S. holder is a foreign corporation, it may also be subject to a U.S. branch profits tax on that effectively connected income at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of the Notes and Common Stock

   A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange or redemption of a note, or the sale or exchange of common stock, unless:

  (i) in the case of an individual non-U.S. holder, that holder is present in the U.S. for 183 days or more in the year of the sale, exchange or redemption and certain other requirements are met; or

  (ii) the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder.

   However, if we were to become a U.S. real property holding corporation, or USRPHC, a non-U.S. holder could be subject to federal income tax withholding with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of U.S. real property interests would be creditable against that non-U.S. holder's U.S. federal income tax liability and could entitle that non-U.S. holder to a refund upon furnishing required information to the IRS. We do not believe that we are a USRPHC or will become a USRPHC in the future.

U.S. Federal Estate Tax

   A note held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to that note would not have been effectively connected with the conduct by that individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will be included in that individual's estate for U.S. federal estate tax purposes, and the applicable rate of tax may be reduced or eliminated if an estate tax treaty otherwise applies.

Backup Withholding and Information Reporting

   We must report annually to the IRS and to each non-U.S. holder the amount of any interest or dividends paid to that non-U.S. holder, and tax withheld, if any, with respect to those payments. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.

   U.S. backup withholding and information reporting will not apply to payments of interest or principal on the notes by us or our agent to a non-U.S. holder if the non-U.S. holder satisfies the certification or identification requirements described in "Non-U.S. Holders--Payment of Interest," above, unless the payor knows or has reason to know that the holder is not entitled to an exemption from information reporting or backup withholding tax. The payment of the proceeds on the disposition of notes or shares of common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a non-U.S. holder of notes or shares of common stock effected outside the U.S. to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if the broker is a U.S. person or has certain connections to the U.S., information reporting requirements, but not backup withholding, will apply unless the broker has documentary evidence in its files of the holder's non-U.S. status and has no actual knowledge (or reason to know) to the contrary or unless the holder otherwise establishes an exemption.

                            SELLING SECURITY HOLDERS

   We originally issued the notes to the initial purchasers in a transaction exempt from the registration requirements of the Securities Act, and the notes were immediately resold by the initial purchasers to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

   The following table sets forth information, as of September 20, 2001, with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

                              Principal                              Common
                              Amount of                            Stock Owned
                                Notes        Shares of                After
                             Beneficially   Common Stock   Common  Completion
                              Owned and     Beneficially    Stock      of
           Name               Offered(1)      Owned(2)     Offered Offering(3)
           ----              ------------   ------------   ------- -----------
AIG/National Union Fire
 Insurance.................      850,000        21,198      21,198         0
Alexandra Global Investment
 Fund 1, Ltd...............    3,000,000       252,449(7)   74,816   177,633
Allstate Corporation.......    2,250,000(4)    107,378(5)   56,112    51,266(6)
Alpine Associates..........    7,300,000       182,053     182,053         0
Alpine Partners, L.P.......    1,200,000        29,926      29,926         0
Alta Partners Holdings,
 LDC.......................    3,010,000        75,066      75,066         0
American Samoa Government..      102,000         2,543       2,543         0
AmerUs Group Pension Plan..    1,000,000        24,938      24,938         0
Argent Classic Convertible
 Arbitrage Fund
 (Bermuda) Ltd.............    6,500,000       280,524(7)  162,102   118,422
Argent Classic Convertible
 Arbitrage Fund L.P........    1,000,000        54,543(7)   24,938    29,605
Argent LowLev Convertible
 Arbitrage Fund LLC........      500,000        12,469      12,469         0
Bank Austria Cayman Island
 Ltd.......................    5,750,000       143,398     143,398         0
Bankers Trust Company
 Trustee for
 DaimlerChrysler Corp Emp#1
 Pension Plan DTD 4/1/89...    2,885,000        71,948      71,948         0
BBT Fund, L.P..............    5,000,000       124,694     124,694         0
BP Amoco Plc. Master
 Trust.....................    1,535,000        38,281      38,281         0
CALAMOS Market Neutral
 Fund--CALAMOS
 Investment Trust..........    4,600,000       114,718     114,718         0
CFFX, LLC..................    3,500,000        87,286      87,286         0
Chrysler Corporation Master
 Retirement Trust..........    4,695,000       160,016(7)  117,088    42,928
Citicorp Life Insurance
 Company...................       18,000           448         448         0
Clinton Multistrategy
 Master Fund, Ltd..........    5,250,000       129,682     129,682         0
Clinton Riverside
 Convertible Portfolio
 Limited...................    5,250,000       129,682     129,682         0
Consulting Group Capital
 Markets Funds.............      200,000         4,987       4,987         0
Convertible Securities
 Fund......................      150,000         3,740       3,740         0
Credit Suisse First Boston
 Corporation (8)...........   11,250,000       280,562(7)  280,562         0
Delta Air Lines Master
 Trust (c/o Oaktree
 Capital Management, LLC)..    1,595,000        40,665(7)   39,777       888
Delta Pilots D & S Trust
 (c/o Oaktree Capital
 Management, LLC)..........      835,000        20,823      20,823         0
Deutsche Banc Alex. Brown
 Inc.......................   26,750,000     1,043,520(7)  667,115   376,405
Estate of James Campbell...      216,000        10,330(7)    5,386     4,944
Fidelity Financial Trust:
 Fidelity Convertible
 Securities Fund...........    4,000,000        99,755      99,755         0
First Union National Bank..    8,000,000       199,511     199,511         0
Franklin and Marshall
 College...................      165,000         4,114       4,114         0
Golden Rule Insurance
 Company...................      300,000         7,481       7,481         0
Harris Insight Convertible
 Securities Fund...........      600,000        14,963      14,963         0
HBK Master Fund L.P........   15,000,000       751,383(9)  374,083   377,300(9)
Hotel Union & Hotel
 Industry of Hawaii........      515,000        12,843      12,843         0
J.P. Morgan Securities,
 Inc.......................   29,125,000       986,726     726,345   260,381
James Campbell
 Corporation...............      286,000         7,132       7,132         0
JAS Securities.............    1,650,000        41,149      41,149         0
Jefferies & Company, Inc...    1,012,000        25,238      25,238         0
JMG Capital Partners LP....    5,000,000       376,341(7)  124,694   251,647
JMG Triton Offshore Fd
 Ltd.......................    5,000,000       139,496(7)  124,694    14,802
L.A. Fire and Police
Pension Fund...............    2,200,000        54,865      54,865         0
Leonardo L.P...............   11,000,000       274,327     274,327         0
Lincoln National Global
 Asset Allocation Fund,
 Inc.......................       40,000           997         997         0

                                  Principal                           Common
                                  Amount of                         Stock Owned
                                    Notes      Shares of               After
                                 Beneficially Common Stock  Common  Completion
                                  Owned and   Beneficially   Stock      of
             Name                 Offered(1)    Owned(2)    Offered Offering(3)
             ----                ------------ ------------  ------- -----------
Lipper Convertibles, L.P.......    4,750,000    544,779(7)  118,459   426,320
Lipper Offshore Convertibles,
 L.P...........................    1,175,000    103,317(7)   29,303    74,014
McMahan Securities Co., L.P....      950,000     26,918(7)   23,691     3,227
Morgan Stanley & Co............    5,000,000    124,694     124,694         0
Morgan Stanley Dean Witter
 Convertible Securities Trust..    1,500,000     37,408      37,408         0
Motion Picture Industry Health
 Plan--Active Member Fund......      430,000     14,719(7)   10,723     3,996
Motion Picture Industry Health
 Plan--Retiree Member Fund.....      185,000      6,241(7)    4,613     1,628
Museum of Fine Arts, Boston....       10,000        545(7)      249       296
Nations Convertible Securities
 Fund..........................    5,850,000    145,892     145,892         0
OCM Convertible Trust..........    2,865,000     97,649(7)   71,449    26,200
Ondeo Nalco....................      220,000      5,486       5,486         0
Onyx Fund Holdings, Ldc........    5,700,000    142,151     142,151         0
Pacific Life Insurance
 Company.......................    1,000,000     24,938      24,938         0
Parker-Hannifin Corporation....      160,000      5,026(7)    3,990     1,036
Partner Reinsurance Company....      725,000     24,593(7)   18,080     6,513
Penn Treaty Network America
 Insurance Company.............      220,000      5,486       5,486         0
Primerica Life Insurance
 Company.......................      328,000      8,179       8,179         0
Putnam Asset Allocation Funds--
 Balanced Portfolio............      680,000     21,073(7)   16,958     4,115
Putnam Asset Allocation Funds--
 Conservative Portfolio........      530,000     15,851(7)   13,217     2,634
Putnam Convertible Income--
 Growth Fund...................    5,110,000    187,358(7)  127,437    59,921
Putnam Convertible
 Opportunities and Income
 Trust.........................      180,000      6,235(7)    4,489     1,746
Putnam Variable Trust-Putnam VT
 Global Asset Allocation Fund..      180,000      4,489       4,489         0
RCG Latitude Master Fund.......    1,500,000     37,408      37,408         0
RCG Multi Strategy LP..........      250,000      6,234       6,234         0
Robertson Stephens(10).........   10,000,000    338,205(7)  249,389    88,816
Sagamore Hill Hub Fund Ltd.....   10,000,000    249,389     249,389         0
Sage Capital...................      100,000     72,066(7)    2,493    69,573
Salomon Brothers Asset
 Management, Inc...............   13,500,000    336,675     336,675         0
Shephard Investments
 International, Ltd............    4,000,000    378,521(7)   99,755   278,766
Southern Farm Bureau Life
 Insurance.....................      850,000     21,198      21,198         0
Stark International............    6,000,000    253,252(7)  149,633   103,619
Starvest Combined Portfolio....      925,000     23,068      23,068         0
State Employees' Retirement
 Fund of the State of
 Delaware......................    1,865,000     63,534(7)   46,511    17,023
State of Connecticut Combined
 Investment Funds..............    3,985,000    135,795(7)   99,381    36,414
State Street Bank Custodian for
 GE Pension Trust..............    1,330,000     33,168      33,168         0
The Travelers Indemnity
 Company.......................    1,239,000     30,899      30,899         0
The Travelers Insurance
 Company--Life.................      579,000     14,439      14,439         0
The Travelers Insurance
 Company--Separate Account
 TLAC..........................       41,000      1,022       1,022         0
The Travelers Life and Annuity
 Company.......................       45,000      1,122       1,122         0
The Travelers Series Trust
 Convertible Bond Portfolio....      250,000      6,234       6,234         0
TQA Master Fund, Ltd...........    3,950,000    225,071(7)   98,508   126,563
TQA Master Plus Fund, Ltd......    2,500,000     91,952(7)   62,347    29,605
Tribeca Investment L.L.C.......    1,500,000     37,408      37,408         0
UBS O'Connor LLC, F/B/O UBS
 Global Equity Arbitrage Master
 Ltd...........................    2,000,000     49,877      49,877         0
Vanguard Convertible Securities
 Fund, Inc.....................    4,820,000    162,244(7)  120,205    42,039
ZCM Asset Holding Company......      250,000      9,194(7)    6,234     2,960
Zurich Institutional Benchmarks
 Master Fund Limited...........      334,000      8,329       8,329         0

--------
 (1) Consists solely of principal amount of the 4.50% Convertible Senior Notes being offered hereby.

 (2) Unless otherwise noted, represents shares of common stock issuable upon conversion of the 4.50% Convertible Senior Notes.

 (3) Unless otherwise noted, represents shares of common stock issuable upon conversion of our 5.00% Convertible Subordinated Notes.

 (4) Consists of $1,800,000 principal amount of the 4.50% Convertible Senior Notes held by Allstate Insurance Company and $450,000 principal amount of the 4.50% Convertible Senior Notes held by Allstate Life Insurance Company.

 (5) Consists of 44,890 shares of common stock issuable upon conversion of our 4.50% Convertible Senior Notes held by Allstate Insurance Company; 11,222 shares of common stock issuable upon conversion of our 4.50% Convertible Senior Notes held by Allstate Life Insurance Company; 15,394 shares of common stock issuable upon conversion of our 5.00% Convertible Subordinated Notes held by Allstate Insurance Company; 2,072 shares of common stock issuable upon conversion of our

    5.00% Convertible Subordinated Notes held by Allstate Life Insurance Company; 20,100 shares of common stock held by Allstate Insurance Company; 1,000 shares of common stock held by Allstate Life Insurance Company; 3,500 shares of common stock held by Agents Pension Plan; 8,300 shares of common stock held by Allstate Retirement Plan; and 900 shares of common stock held by Allstate New Jersey Insurance Company.

 (6) Consists of 15,394 shares of common stock issuable upon conversion of our 5.00% Convertible Subordinated Notes held by Allstate Insurance Company; 2,072 shares of common stock issuable upon conversion of our 5.00% Convertible Subordinated Notes held by Allstate Life Insurance Company; 20,100 shares of common stock held by Allstate Insurance Company; 1,000 shares of common stock held by Allstate Life Insurance Company; 3,500 shares of common stock held by Agents Pension Plan; 8,300 shares of common stock held by Allstate Retirement Plan; and 900 shares of common stock held by Allstate New Jersey Insurance Company.

 (7) Includes common stock issuable upon conversion of our 5.00% Convertible Subordinated Notes.

 (8) Credit Suisse First Boston Corporation was an initial purchaser of the Notes from us. Credit Suisse First Boston Corporation purchased the notes listed on this table for its own account and not for purposes of distribution.

 (9) Includes 377,300 shares of common stock.

(10) Robertson Stephens was an initial purchaser of the Notes from us. Robertson Stephens purchased the notes listed on this table for its own account and not for purposes of distribution.

                              PLAN OF DISTRIBUTION

   The selling holders and their successors, including donees, pledgees, partnership distributees and other transferees receiving notes or common stock from selling holders in non-sale related transfers, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The holders of the notes and the common stock into which the notes are convertible may sell the securities in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  . on any national securities exchange or United States inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

  . in the over-the-counter market;

  . in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  . through the writing of options, whether the options are listed on an options exchange or otherwise; or

  . through the settlement of short sales.

   In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

   The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

   In order to comply with the securities laws of some states, if applicable, the holders of the notes and common stock into which the notes are convertible, may sell in some states only through registered or licensed brokers or dealers. In addition, in some states the holders of the notes and common stock into which the notes are convertible may not sell the securities unless they register or qualify them for sale or comply with an exemption from the registration or qualification requirements that is available to them.

   The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

   In addition, holders of any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may sell those securities under Rule 144 or Rule 144A rather than pursuant to this prospectus.

   To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

   We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                                 LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.